

October 29, 2021

Robert J. Scaringe
Chief Executive Officer
Rivian Automotive, Inc.
14600 Myford Road
Irvine, CA 92606

> **Re: Rivian Automotive, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2021**
> **File No. 333-259992**

Dear Dr. Scaringe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2021, letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note press reports of a recent fire in your battery assembly area. Please tell us how this incident impacts your production. If material, please include appropriate risk factor disclosure related to this incident.

Summary, page 1

2. Please revise to provide additional information regarding vehicle production and delivery. In this regard, we note that the current capacity of your Normal Factory is stated to be 150,000 vehicles, while you have produced 56 R1Ts to date and expect to produce 10 EDVs and commence production of R1Ss in December 2021. Please address the

following items:

- Provide information as to the ramping-up of vehicle production at the Normal Factory, including your estimate as to when you expect to reach capacity production;
- Describe how production will be allocated among your three vehicle models, including whether consumer and commercial vehicles will be manufactured in tandem or one prioritized over the other;
- Also describe the status of battery production at the Normal Factory, both the current production and expected full-capacity production;
- Describe how many R1Ts, R1Ss, and EDVs you expect to produce and deliver within 2021;
- Disclose when you expect to deliver your preorders; and
- Disclose whether you have delivered any vehicles to third-party customers, as opposed to Rivian employees; if none, provide your estimate as to when third-party deliveries will commence.

Summary Consolidated Financial and Other Data, page 18

3. We refer to footnote (2) at the bottom of page 18 which describes the adjustments for arriving at pro forma net loss per share attributable to common stockholders, basic and diluted, and pro forma weighted-average shares of common stock outstanding, basic and diluted. Given the number of items included in your pro forma net loss and pro forma weighted-average share calculations, please revise to include a reconciliation of each of the component and provide the respective amounts used to calculate pro forma net loss per share. Similarly, provide a reconciliation to show how pro forma weighted-average shares of common stock outstanding, basis and diluted were calculated. Your footnote should clearly explain the assumptions involved, if any.

4. We refer you to footnote (1) on page 19 relating to the items being reflected in the pro forma column in the consolidated balance sheet data table. Given the number of items included in the footnote, please provide a detailed explanation of each component comprising the Transactions, 2026 Notes and stock-based compensation for RSU and options, and include their respective amounts. Your footnote should clearly explain the assumptions involved, if any.

Dilution, page 77

5. Please revise to show your calculations of how you arrived at pro forma and pro forma as adjusted net tangible book value and their respective per share amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview of Our Business, page 81

6. Please revise to include a discussion of any known material events that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In this regard, include a quantified

discussion of the additional amount of share-based compensation expense related to your stock options and RSUs that will be recorded upon effectiveness of this offering and in the future periods, which has not been reflected in your historical financial statements. Refer to Item 303(a) of Regulation S-K.

Our Climate Commitment
Forever, page 135

7.   We note your disclosure that Forever will be comprised of two separate entities: a 501(c)(4) social welfare organization and a non-operating foundation. Please revise to discuss the governing structure of the entities. Please disclose how these entities will be managed and identity the natural persons who will control such entities and how such persons will be selected. Please disclose any relationship between the management of these entities and Rivian. Discuss the relationship between Forever and your planet and policy committee, if any. Disclose the risks relating to potential conflicts of interest between your business and the entities. Please further revise to discuss how each of the entities comprising Forever will be funded beyond your initial equity contribution. Please tell us whether your 1% pledge is a part of the Pledge 1% campaign. If so, please disclose your affiliation with the campaign.

Certain Relationships and Related Party Transactions
Transactions with Amazon.com NV Investment Holdings LLC and its affiliates, page 173

8.   We note your disclosure regarding the sale of 100,000 "vehicles" to Amazon. Please more clearly disclose the products being purchased under your agreements with Amazon. Please more fully describe your service obligations under your agreements with Amazon.

Condensed Consolidated Financial Statements (unaudited) for the Six Months Ended June 30, 2020 and June 30, 2021
Notes to the Condensed Consolidated Financial Statements
Subsequent Events, page F-45

9.   Please revise your subsequent events footnote to quantify the financial statement impact of any awards granted after balance sheet date. In this regard, we note from your disclosures on page 16 in the prospectus summary section stock options for 465,000 shares of Class A common stock were granted and RSUs for 11,430,137 shares of Class A common stock were issued subsequent to June 30, 2021.

You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alison A. Haggerty